Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on the Crypto Prime Podcast by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on June 5, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=WA68kHEnHyc.

NATE GERACI: Alright, joining me is Matt Cole, CEO of Strive Asset Management, who is in the process of becoming a full blown publicly traded Bitcoin treasury company. So they're combining with Asset Entities, which is currently listed on Nasdaq. But, Matt, I've got to tell you, I feel like I'm seeing you everywhere right now, but glad to have you on Crypto Prime. Thanks for taking the time.

MATT COLE: Thanks for having me, Nate. Well, I love talking Bitcoin, so getting out there a lot these days.

NATE GERACI: Yeah. So let's set the stage here a little bit. I want to first have you tell us a little bit more about Strive Asset Management. And it's interesting because I think, you know, I have an ETF podcast, ETF prime, and I can remember visiting with Vivek Ramaswamy, who of course co-founded Strive. This was maybe three years ago, and the focus at that time was primarily on ETFs, where Strive is seeking to maximize shareholder value via proxy voting. You want to enact change in corporate boardrooms. Right? And I don't think that core Mission has changed, but you've definitely evolved as a company since then. So just tell us more about who Strive is.

MATT COLE: Yeah, yeah. So you've been following us and you gave a great description of it, by the way, which typically we get this description that focuses on part of our focus, but not the whole. So really the fight against ESG. And so the reality is that, as you mentioned, we have 13 ETFs, about $2 billion of AUM on that side of the business. But it was all from a foundational principle of unapologetically maximize shareholder value, period. And that mission was apolitical. It was always apolitical. And, you know, we fought back against the ESG initiatives, the DEI initiatives, but not, you know, Corporate America moved to the left. Our view was not that corporate America should move to the right. It was that it should be apolitical and focus on being mission driven, value maximizing, hire the best people, period. And when we started Strive just a few years ago, and I was part of the Day One team, initially running investments in products, then became CEO when Vivek ran for President. I've been in the CEO position ever since. The reality is that when we started, everyone said, oh, you're backwards looking. You'll never win this battle. ESG is the future. Strive is whatever they would say about us. And then Strive's viewpoint won. And corporate America shifted very dramatically around, really, the election. Last year, even before Trump won the election, Silicon Valley started, I think, having enough of the ESG mandates and saw this as a constraint on their ability to innovate. And I think that that's true. Right is you look at where is the globe going? Well, the people, the country that can win the AI race, they're going to be the dominant country for the next hundred plus years. And so I think Silicon Valley was seeing this potential for a golden age, a world of abundance in this country. But that wouldn't happen if we were going to constrain ourselves with all these silly ESG mandates. So they started pushing back against that themselves. And to me that was a kind of a jaw dropping moment, even though we know a lot of these people behind the scenes and we knew that they thought a lot of them thought this stuff was silly, that they were in agreement with our point of view, but saw difficulties from a corporate perspective when your largest backers were pushing you to go in certain directions. And that changed. We won that battle. And so as we won that battle, there's still things around the edges to push for. There always will be. But it changed in such a dramatic fashion that when you think about activism within an ETF wrapper that's passively managed has to be something that's contrarian. So what was true to our core foundational principles, that was going to be our next focal point. And that became corporate big Bitcoin treasury adoption. So you've probably seen us send public engagement letters and you know, like day one at Strive, there's always a lot of private conversations with companies that will, will never publish. But we're having private conversations, public conversations with various companies that our clients own through our ETFs to push them to maximize value through adopting a corporate Bitcoin treasury. And, and that's our current focal point there. And then for us as a company, it evolved to saying, and we truly believe this, I'm a long run Bitcoiner. Vivek’s all in on Bitcoin that if we're pushing other companies to do that and we have conviction on it, we should do it ourselves. And so we announced and became a Bitcoin treasury company.

NATE GERACI: So talk more about that and what you see as a longer term value here. So I noted Strive is combining with asset entities. You are forming a publicly traded Bitcoin treasury company. This is a reverse merger. And you just described at a high level the philosophy here. But talk in more detail about why exactly you want to become a Bitcoin treasury company.

MATT COLE: There's multiple factors. I'll give you the two that I think are the most important and the first is my view is that fiat currencies are cooked. And you saw just yesterday Donald Trump put out a truth social post that he agreed with Elizabeth Warren that the debt, that there should be no cap on the amount of debt that the US Government has. You, you look at this, you know, big, beautiful bill, and you see Elon Musk criticizing. Well, why is he criticizing it? Because the amount that it will add to the deficit is many, many multiples over what Doge saved. And so what kind of made me laugh about that is it reminded me back when I was at CalPERS and I outperformed my index for 11 years straight, was my team was the top performing team at all of CalPERS, and we were kind of picking up these pennies in front of a steamroller. In nominal terms, it was real money, over a billion dollars of alpha. But the pension was $200 billion underfunded. So you can't save a $200 billion underfunded pension liability by over the course of 10 years earning a couple billion of alpha. That's 1% of the problem. And, and if we're the best performers, the pension is, in my view, going to have massive problems in the future. And the US Government's the same way. Elon saved by nominal terms, real money, a lot of money, but as a percentage of the debt, it just did not move the needle. And so as it didn't move the needle, I think he became pretty bearish very quickly on the fiscal situation at the government. And I'm the same. And I think that in a certain sense, the United States is one of the better stories of fiat currencies around the globe, but it's just a mess. So when you see this mess, you think about it from an investment perspective. In a debt crisis, you don't want to be the buyer of the debt. That doesn't make sense. I'm very bearish on 60/40 portfolios, even as someone that's a fixed income manager by background. So I think the answer is Bitcoin. And for people that aren't Bitcoiners, they say, well, what about the volatility of it? Show me a better answer. The only better answer that they'll point to is fiscal conservatism, but that's just not happening. And so you can't. I would love for fiscal conservatism to happen, but the more and more you see from the US Government, I think it just. The more and more bullish you should be on Bitcoin. And if that's the answer you can develop a war chest of Bitcoin right now. The capital markets reward you and if you can do it well. And I think Strive's going to do it well in a very differentiated way, super important for the future. The second point is around AI. I think AI is going to disrupt businesses. It's going to obviously disrupt the workforce. I think that's just the truth. We can talk about innovation and how jobs reinvent themselves. I think they will. But AI is really good and it's really a force multiplier for corporations. And I think that as that happens, costs will go down on one side, but the other side is that revenue will ultimately go down because competition is going to increase and many business moats are at risk. So you have a high degree of risks to business because of AI for at least incumbent businesses. I think that's true for all companies. And then you have a collapse of fiat currencies happening. The best way to not only hedge, but actually just accelerate and accept that future is acquire a war chest of Bitcoin. And I think the companies that go larger in that direction will be the future leaders by way of market cap for decades to come.

NATE GERACI: And so just to be clear, is building this Bitcoin war chest, is that the primary focus of Strive moving forward? Because again, you do have an ETF business that has what, $2 billion, nearly $2 billion in assets. I believe you also offer direct indexing. I think you're involved in retirement plans in some capacity. So just how do you think about the business overall?

MATT COLE: Yeah, from a shareholder perspective of our go forward public company, the thing that you should care about most is our ability to manage and execute our Bitcoin treasury to the maximal degree. And so we've laid out a bunch of alpha strategies that we're going to do to try to outperform Bitcoin over the long run. And then we do have an operating business and. But that operating business as a percentage of the overall, you know, revenue or our ability to drive value to shareholders is going to be less important for the future value of our company than our Bitcoin treasury strategy. Similar to how companies like MicroStrategy you look at. You know, it's kind of funny because for them I think they have around 2,000 employees and of those 2,000 employees, maybe 10 or 20 are on the Bitcoin side and the rest are on their legacy business. It's not to say the legacy business doesn't matter. You know, we're able to drive shareholder value through our ETFs. But as a shareholder of our company, what you should care about most is how we manage our Bitcoin Treasury.

NATE GERACI: So do you see Michael Saylor and Strategy is laying the blueprint here in terms of what a Bitcoin treasury company is or should be?

MATT COLE: They laid out version 1.0 and I think they laid out the version for companies that don't have in house investment expertise for how to develop a war chest through what, what we call beta strategies. And beta strategies is not a four letter word as in it's bad, it's just you're just getting beta to Bitcoin and you're getting beta through equity issuance and fixed income issuances. And I think what Strategy has done really well is it really innovated on, on the product side to give themselves the opportunity, ability to buy more Bitcoin to justify a value over the price of their Bitcoin strive is going to do those things. But we're also, because we're an asset manager and my background just running alpha strategies, not using leverage, but outperforming a benchmark that has undefined return into the future. We don't know what Bitcoin's return into the future will be. I'll say every day I wake up and I see tweets like Donald Trump. I think it's higher and higher but from already a high expectation in the future. But we don't know the exact percentage into the future that Bitcoin will be. But like any benchmark that has future returns, whether It's S&P 500, the Bloomberg AG or Bitcoin, it's, it's very possible for you know, sophisticated and you know, and, and educated investors to outperform a benchmark that happens in any market. And so what we're going to do is look to outperform Bitcoin by deploying alpha strategies in our Bitcoin treasury portfolio.

NATE GERACI: You mentioned being at CalPERS. I should have asked you this earlier. Just talk a little bit more about your specific background and I'd also love to hear when you first personally became interested in Bitcoin.

MATT COLE: Yeah, so I started at CalPERS as an intern actually in 2006, was going to school, graduated right at the start of the great financial crisis. And at that time, you saw pensions become underfunded for the first time. And so for myself, most of my family members had their pensions at CalPERS. So I was deciding where to start my career, do I go to Wall Street? And it became a very personal mission to me. To try to help fix the underfunded ratio for CalPERS. Because it was my parents, my uncle, my grandpa, numerous other family members and friends that had their pensions tied to CalPERS. And I wanted to help fix the problem. And so I went from being an intern to being their youngest portfolio manager ever. Was a PM there for about 11 years, managed about $70 billion of assets, structured products, US treasuries. And this is all happening before I was a Bitcoiner. But as I became a portfolio manager, I quickly started becoming one of the largest buyers of U.S. treasuries in the United States. Just because CalPERS is the largest pension fund in the United States. So was one of the larger buyers talking to the Fed, talking to the Treasury, watching all these different iterations of quantitative easing play out, the continual kick the can from the government in a bipartisan manner to continue to increase the debt levels. And was just very concerned and bearish on US government's ability to fix our debt crisis with all the entitlements and stuff like that. And this is still before I was a Bitcoiner. I just was like, this is a problem. And I don't see, I'm a very fiscally conservative person. I don't see anyone actually presenting a plan to fix this problem. And it looks like it's just going to get worse and worse every single year. And no one had a plan. And so I was watching Bitcoin, this is in the early 2010s from a skeptical standpoint, actually just as a non-believer thought it was silly. And then in early 2016 I started to really dig in because what I realized was my thesis around this being a tulip mania kept not happening and it kept not dying. And so I just started to feel I do not understand this asset. And so let me understand it not from the perspective of a believer, but I just started integrating myself into the Bitcoin community mainly on Twitter, actually as an anonymous Twitter account. No one knew I was a CalPERS portfolio manager. Just some random anonymous account on Twitter. Started talking to all these leaders in the Bitcoin community from back in the day. And what I found, and I think this is still true to this day, is that the Bitcoin community is very willing to help educate people that are curious and just learn it. And so as I, as I started to develop online relationships with these people, I became orange pilled. And once you see Bitcoin as the best and I think really the only answer to the fiat debt crisis that we face, I don't see there being another answer and skeptics don't present another answer. Then you start to get this feeling of I am so short this asset. And so I was going to buy a bunch of Bitcoin and then I actually cut. That was, I would say, the skill part of the equation. There was a luck part of the equation. The luck part of the equation is that CalPERS really, they basically banned for portfolio managers any personal trading. At the same time as I was getting ready to buy Bitcoin, so I just took my personal investment account, obviously not my pension. It was locked up, put it all into Bitcoin, 100% of it. That was, you know, late 2016 and early 2017 as I was, I was doing that. And I've been a Bitcoiner ever since. And you know, that conviction was part of, you know, even when I was at Strive, it's all been about financial freedom. It's been about understanding where the world is going. There's the world that you want to happen and there's where things are going and then in between you kind of make things happen. And so my view is that I really care about America in a big way. I want to see it thrive. I'd love to see the dollar thrive, but I'd rather see America thrive more than the dollar thrive. And if we can't fix the debt crisis, and I think we can't, I think Bitcoin's the future. I think the US needs to has like a number one priority, get a massive stockpile of Bitcoin. I think corporations that do will win over the long run. I think states that do will put themselves in a position to win. And I think people, people that do also.

NATE GERACI: So with Strive as a Bitcoin treasury company, I saw something where you basically said you're going to try to use every possible mechanism, including equity, fixed income options, additional mergers, tax free Bitcoin exchanges to build this Bitcoin war chest. And obviously you want to do so where it's minimally dilutive to common shareholders. Talk more about that because it seems like everything's on the table here.

MATT COLE: Yeah, yeah. So certain things are already being deployed by current incumbent Bitcoin treasury companies, namely Strategy companies like Metaplanet overseas. And that is using the equity markets and fixed income markets to acquire Bitcoin in a maximally accretive way to common equity shareholders. I will say that in our pipe that we raised. So we raised a pipe, 750 million dollar pipe, plus warrants that could bring in an additional 750 million that we did not take on any debt, we did not take on any convertible notes. We got offered every single one that you could possibly imagine. And you know, just coming from a fixed income background, I didn't like some of the covenants that were in there. So I think, you know, just as we're kind of watching the evolving of the, the Bitcoin treasury market, you know, Strategy I think has a very clean, clean capital structure even though they have debt and a lot of people that don't understand it are worried about it blowing up. I would be much more concerned about new companies that take on debt to really, really understand the actual terms and callability and scenarios, downside scenarios that might be really challenging for those companies. And I say that just because, look, I would love to be the case that every Bitcoin treasury company succeeds into the future. But you know, what my goal is maximizing long run value for our common equity shareholders. And it's, and part of it is about not diluting, but the other part is about not taking on covenants and risks that could bite, bite the common equity shareholders in the butt in the future. Right. And so you're, you're not going to see Strive be a overly levered company that can blow up. I can guarantee you that we will not be taking those risks because my background is fixed income and I'm not willing to even if it's some tell risk because look, I mean I'm very, very, very bullish on Bitcoin right now. And so you could argue that some of these covenants, you know, Maybe there's a 5% chance of them playing out or a 10% chance of them playing out. Well that's too large of a chance when you're talking about your company and risk to common equity shareholders. So we're just not going to take those terms. So anyways, but we will use equity markets, we will use fixed income markets to, you know, maximally accrue value our common equity shareholders through beta. On the alpha side, you mentioned potential additional M&A activity specifically around the biotech industry and some of these distressed but well capitalized companies that trade below their net cash position. That's one thing that we're looking into distressed Bitcoin claims. So claims that have duration, so they have definitive legal judgments. But you may not get your Bitcoin for one year, two year, three years into the future, but you can buy those claims at a discount. So we would love, we'd love to acquire a War chest of some of those Bitcoin claims. Fire cheap Bitcoin for the shareholders of our company. Options structured Bitcoin. Those things are also ability to drive alpha. Think of them as somewhat traditional hedge fund activities. And we laid out one on potential tail risk hedging, putting supply positive convexity into the portfolio that we have around risk to Bitcoin prices. But what you'll see is, you know, the mandate that we have is over the long run, so call it three-to-five year periods, outperform Bitcoin and, and do different strategies to outperform Bitcoin. That's, that's our mandate.

NATE GERACI: You were talking about just how you think about risk, high level and not taking on too much debt. And one of the things that I think is helpful for people when I'm talking about any sort of concept is for me to play devil's advocate a little bit because I think it helps people crystallize ideas and actually learn about things. And so bear with me on this. But I think you were already heading down this path because I do have a few devil's advocate questions for you. And let's just start with the fact that nobody knows what the future direction of Bitcoin the price may be. We can be bullish on it and we can feel positive about it. You gave out some of the drivers earlier but we don't know for a fact that it's going to go up. And even if it's a small risk, it is possible for Bitcoin to crater to say 20,000 or 10,000 or less. And so I would love to have you talk more about how you think about that particular risk. What happens to Strive in that scenario.

MATT COLE: Yeah. So our mandate is to outperform Bitcoin over the long run. If Bitcoin goes down, that should negatively impact Bitcoin. Treasury companies that are, that are tying their company to the price of Bitcoin. Now my view is that Bitcoin is going to go up and it's going to go up in a massive way. And what I found historically, so even back when I was a fixed income portfolio manager, is that you lay out all these different scenarios. Right. And no scenario has a 0% chance. Some scenarios are more likely than others. And part of what makes asset management and active management great is that if you talk to 10 different investment managers, they're going to have 10 different views on the future. And so you're partially betting on a team of people to execute a strategy. And so one question would be, has this individual or this person shown an ability to outperform something like in a way in the future. And so one of the things that I did when I was at CalPERS is I built out a full scenario analysis, Monte Carlo simulations, looking at interest rates into the future, right? And it was like 15, 20 different interest rate scenarios. Interest rates up, interest rates down, bull steepness, bear steepness, name what you want to do to the curve and then overlay some economic assumptions on that. And then after that was done, you really just have a layout of different scenarios. So in that, in the Bitcoin example, one of the scenario would be Bitcoin goes down a lot, right? And so in that scenario, how I think about it is one, make sure the company is fiscally solvent and sound in that scenario and we didn't take on any debt. So again we're showing, already making sure that in that, in that unlikely but possible scenario, we're not, not able to meet our obligations or having to dilute the common shareholders effectively to nothing to meet. We're making sure that's not the case. But then the second question is, is there things that you can do to actually put a little bit of positive convexity, the downside into your, into your company? And that's something that I'm, I'm keenly aware of, of how to do that. And we're actively exploring. But you know, I think you will see our company outperform. And I think, I think, I think that would be a scenario we would probably outperform Bitcoin maybe the most, but it would also be a scenario where our company probably would go down, but should go down less than others in that scenario. But over the long run, unless someone thinks that government, including the US government solves the debt crisis, I think Bitcoin's going higher. And downside should be thought of as like a buying opportunity. How do you become like the Berkshire Hathaway of when the prices go down, you're taking advantage and positioning your company for long run outperformance.

NATE GERACI: Another common criticism that I hear around Bitcoin treasury companies, especially those that are trading at a substantial premium to the price of Bitcoin. So strategy would be a good example here is that new investors who are buying the company shares at a premium are essentially subsidizing the quote unquote Bitcoin yield for existing shareholders. And so the thought being all of this only works if Bitcoin's price continues to rise. Do you have any comments around that? That's something that I'm sure you've seen out on, on X or Twitter, this seems to be a common narrative. So just how do you think about that?

MATT COLE: Yeah, I think, I think a premium is justified. And a premium is justified if a company can actually generate Bitcoin outperformance for common equity shareholders over time through the beta strategies and the alpha strategies. If, if you look at various metrics, I mean, I'll just let use a, an example of the leverage side that strategy deploys. If they're able to borrow at a single digit rate of return in a way that has minimal risk in any year because they've laddered their maturities, they're now doing preferred equity that allows them other ways to actually finance their interest rate obligations. And they're borrowing, let's just say that it's less than this, but let's just say they're borrowing it at 10% and Bitcoin, your future assumption of the return of Bitcoin is 30%. Then you're investing in a company that's able to generate additional Bitcoin for you through the use of leverage in ways that aren't available to everyday people because they're a company. And so that to me does justify premium. If you add on top of that things like what Strive's doing where we're trying to deploy alpha over time and if we're actually able to successfully, and I think we will successfully through alpha strategies layer on additional Bitcoin outperformance, then you could think about the company as, as a company that's Bitcoin per share is going to rise over time through all these different methods. Right. Not just, not just the, the use of the ATM to issue common equity shares, which you know, we'll do when we think it's accretive to our common equity shareholders. Everyone else does, but it's the whole array of options that you can do. It should justify a premium. And what that premium will be tied to the ability of companies to execute. And I do think that there's going to be times like any new phenomenon where the valuation will be overvalued or undervalued or valued at the market. I don't think right now we're at some crazy valuation for the companies that are actually doing this well. I do think that the market really needs to stay on top of the differentiations and risk factors between.

NATE GERACI: Okay, and on that note, let me give you one other common criticism and then we will, we'll move on and that's that for. And it's going to depend to what you're saying on how a Bitcoin treasury company is actually financing their purchase. But the criticism I hear is that common shareholders are last in line, right? That if something ultimately goes sideways, everyone else, secured creditors, unsecured creditors, etc, they all would have a claim to any Bitcoin held by the firm before common equity. And I think the point here is simply that equity holders don't really quote unquote, own any Bitcoin. Which I think that's clear in my opinion. Right, you're buying equity. But I, I, I think the point people are trying to make is that all of this quote unquote financial engineering, it only works for equity holders until it doesn't is what you'll hear. Right, so any quick comments around that?

MATT COLE: Yeah, I mean there's risks to any, to any investment first and foremost. But you know, I think that the flip side of being last in line is that you're first in line for returns. You're the most levered form of returns. Right? And so to me this is all a risk return trade off, right? That if you're a, if you're a Bitcoin bull and you want to outperform Bitcoin over the long run, then I think these treasury companies are a very interesting and innovative way to do that. If you're a Bitcoin skeptic, then you're obviously not going to like a company that's tying itself to be a levered form of Bitcoin. But I think the question would be if you are interested in having a levered form of Bitcoin return, what different options do you have to actually implement such a strategy? One would be investing in Bitcoin treasury companies, the other would be taking out your own personal margin to deploy some levered form of Bitcoin or investing in a levered Bitcoin ETF that will have embedded decay in it and you can look across those different options. Say what is the cheapest form for me as an investor to put on levered exposure to Bitcoin? And I think the answer is Bitcoin treasury companies. When you do that analysis.

NATE GERACI: No, that's fantastic. I love the way that you frame that. And it's any investment, right? You have to evaluate the risk and the return profile. But I love the way you frame that in the context of Bitcoin treasury companies. Going back to Strive's philosophy overall, you were noting earlier that you will be using proxy voting and shareholder engagement to push other firms to become Bitcoin treasury companies. And of course, I think many people saw the letter that you had to GameStop CEO Ryan Cohen where you were urging him to adopt Bitcoin as a reserve asset. Or actually I saw that you recently called Facebook's Mark Zuckerberg. Is that right?

MATT COLE: Yeah. So we had three minutes at their annual meeting to present to, to Meta. But really, when you look at Meta, they're different than most companies because if Zuck votes for something, it happens because of his, his, his shares. But you know, so, so we gave, we gave them the pitch and then we, we sent another letter to Intuit. So GameStop, Intuit and Meta were the ones we've done publicly so far.

NATE GERACI: Okay. And so this might be an obvious answer, but what happens if companies like Meta start buying Bitcoin or Apple or some of these mega companies out there? Do you think that immediately causes every other company to take a much harder look? Is there some game theory here?

MATT COLE: There definitely is game theory for first movers that if something makes sense and you're the first mover, you're going to benefit the most. And where we are right now in the public company landscape is less than 1% of companies have Bitcoin on their balance sheet. So we're still very, very early in corporate Bitcoin adoption. And this ties back to my view on fiat currencies, generally speaking. And the way we frame this is pretty simple, that US Treasuries short term US Treasuries is effectively a checking account that if you have needs over the next one month, 12 months, maybe 18 months, dollars in US treasuries make sense. But if you have long term capital or you have the ability to raise long term capital, Bitcoin should be the hurdle rate for how you think about deploying that capital into the future. And I think that that's a thing that Bitcoiners understand. And this deflationary asset. There's a reason why Bitcoiners safe. I think a lot of people think about the Bitcoin community as this get rich quick community that's spending money on Lambos and all these different things. And there's a few people that fit that description in the Bitcoin community. But as a, as a community, what you actually find is fiscally conservative people that denominate their life in Bitcoin and how much Bitcoin they own. And they tend to be some of the most saving people that save the most of any community I've ever met in my life. And when you actually start to understand that as a community, then that goes through to corporations as well. I think as corporations actually realize a deflationary asset. I think there's a reason why economists are always so concerned about what happens in deflation environments. Because in deflation environments people save, they don't spend. And I think that's what you see in the Bitcoin community. I think as you spread that out across corporate America, you'll move from them viewing cash as kind of this game of hot potato because everybody knows it's being devalued and that's not fully transparent in inflation. You actually have to look at asset prices like the stock market, home prices, and you see the rise of these things and everybody knows you hold cash, it's going down in purchasing power and you actually see something that does the opposite. I think how you think about dividends, stock buybacks, all these different financial engineering tools that companies have been using Capex on, you know, with a low potential rate of return, I think that that that flips in favor of saving in Bitcoin.

NATE GERACI: Before I let you go, I think you've made it very clear here that you are a Bitcoin bull. Can I call you a Bitcoin maxi?

You can call me Bitcoin maxi, yeah.

NATE GERACI: Okay, so then I think I know how you're going to answer my last question for you, which is that I have seen, I'm sure you've seen this as well talk of companies owning other digital assets besides Bitcoin. So owning Ether or Solana in corporate treasuries. Any thoughts around that?

MATT COLE: I don't think it has a place in a Bitcoin treasury from actual treasury management. So I would classify myself as Bitcoin maxi-esque, maybe as the, the proper way where you look at the crypto ecosystem. I mean, how many coins are there these days? 3 million or something like that. And I think the failure rate will be like 99.9% maybe something like that, but it's not 100%. I think there will be other winners not in the competition for digital gold. Bitcoin will stand alone forever as digital gold. But I do think that for other purposes you'll probably see a handful of cryptocurrencies have longer term value. But if you think about the odds of choosing one of the few at that level, I think the odds are stacked against you. I don't think it makes sense as a corporate Treasury. I view it more as venture capital investing where the assumed failure rate in venture capital investing is very high. I think that retail that buys non-Bitcoin cryptocurrencies I think the vast majority of them actually have lost money, not made money. And then I think some insiders make good money in the broader crypto ecosystem.

NATE GERACI: Well Matt, such an interesting topic this week. Congratulations on everything that you have going on with strive. I certainly wish you the best of luck moving forward. Thank you for joining me this week.

MATT COLE: Thanks Nate. This was fun.

NATE GERACI: That was Matt Cole, CEO of Strive Asset Management. Thank you for listening or watching Crypto Prime. As always, you can stay up to date on all my latest guests by visiting cryptoprimepodcast.com See you again next week. Crypto prime is hosted by Nate Geraci, President of OTR Media, LLC. Nate is also president of the investment advisory firm the ETF Store. While OTR Media, LLC and the ETF Store are related by common ownership, they are separate and distinct entities and anything discussed on this program should not be construed as an official statement by the ETF Store. This program is for informational purposes only and does not constitute investment advice. Investing in crypto assets involves substantial risk, including the potential loss of principal. Any past performance figures discussed are not necessarily indicative of future results. Visit cryptoprimepodcast.com for more information.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.